Telecom Italia S.p.A.	31/10/2011
FOIA Confidential Treatment Request Pursuant to Rule 83 by Telecom Italia S.p.A.

To:

Mr. Larry Spirgel - Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Telecom Italia S.p.A. Form 20-F for the fiscal year ended December 31, 2010 Filed April 11, 2011

File No. 1-13882

Dear Mr. Spirgel:

Thank you very much for your letter dated September 27, 2011, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2010 (the “2010 Form 20-F”) of Telecom Italia S.p.A. (“Telecom Italia”, also referred to in this letter as “we”).

Our responses to the Staff’s comments in your letter of September 27, 2011 on the 2010 Form 20-F are set forth below. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold face text. Our response follows each comment.

*******

Telecom Italia S.p.A.
FOIA Confidential Treatment Request Pursuant to Rule 83 by Telecom Italia S.p.A.

Form 20-F

Consolidated Financial Statements

Notes to consolidated financial statements

Note 3 – Business Combinations - Year 2010

Acquisition of control of Sofora Telecomunicaciones S.A., page F-32

1.
Refer to the second and the sixth paragraphs of page F-33 and tell us how you determined the fair value of the options relinquished by Telecom Italia Group in order to gain control of Sofora Telecomunicaciones S.A. Address the impact of the orders issued by the Argentine Authorities, which prevented those call options from being exercised or transferred, on your fair value determinations. Tell us how you determined the control premium in this transaction.

Response:

Until August 5, 2010, in addition to Telecom Italia Group’s ownership of 50% of the share capital of Sofora Telecomunicaciones S.A. (“Sofora”), the Group also held call options (“Options”) to acquire from the Werthein group the remaining 50% of the share capital of Sofora. As disclosed in the second paragraph of page F-33, the Options were the subject of legal and administrative proceedings with the Argentine Authorities (“Options Proceedings”), and Telecom Italia Group was prevented from exercising or transferring the Options because of orders issued by the Argentine Authorities.

On August 5, 2010, Telecom Italia Group reached an agreement with the Werthein group that provided for the cancellation of the Options and resolution of the pending legal proceedings with the Werthein group in exchange for Telecom Italia Group being granted the right to acquire an additional 8% stake in Sofora, subject to the approval of the Argentine Authorities. The agreement reached on August 5, 2010 did not result in Telecom Italia Group incurring any cost.

On October 13, 2010, once the necessary government authorizations were obtained, the transfer of the additional 8% stake in Sofora to Telecom Italia Group from Werthein group was consummated as established in the agreements of August 5, 2010.

On December 31, 2009, the fair value of the Options was 130 million euros, as determined by Telecom Italia Group’s internal valuation model. Such model valued Sofora based on the market value of Nortel Inversora S.A. (“Nortel”),  and Telecom Argentina  S.A. (“Telecom Argentina”)1, less the strike price of Telecom Italia Group to exercise the Options. Because the Options could not be exercised immediately due to the orders issued by the Argentine Authorities, it was estimated that it would take from four to six years to resolve the Options Proceedings and therefore enable Telecom Italia Group to exercise the Options. Accordingly, the value of 50% stake in Sofora less the strike price of the Options was discounted to a net present value of 130 million euros.

1
In terms of economic interest Sofora owns 51.04% of the share capital of Nortel, which in turn owns 54.74% of the share capital of Telecom Argentina. Both Sofora and Nortel are holding companies with no other significant business activities.

Telecom Italia S.p.A.
FOIA Confidential Treatment Request Pursuant to Rule 83 by Telecom Italia S.p.A.

The table below illustrates the valuation model described above:

		millions of euros

100% of Sofora’s Enterprise Value		758
(+) Sofora’s Net Financial Position 2		(0.3)
100% of Sofora’s Equity Value		758

50% stake in Sofora	a.	379
Options strike price	b.	(195)
Options - gross value	a. + b.	184

Options - discounted value at 15.5% discount rate		130

At August 5, 2010 the fair value of the Options would have been greater by approximately 40 million euros but because the Options were to be relinquished as part of the agreement reached on that date, the Company did not adjust the related carrying value for this increase. The carrying value  of the Options  on August 5, 2010 was determined to be not materially different from the fair value of the additional 8% stake in Sofora in relation to the financial statements. Whereas the Options provided for an exercise price to be paid by Telecom Italia Group and were encumbered by the Options Proceedings, the agreement for the acquisition of the additional 8% stake did not provide for a purchase price to be paid by Telecom Italia Group and the acquisition contemplated therein could be consummated immediately once government authorizations were obtained.

The fair value of the additional 8% stake in Sofora of 130 million euros was determined at the acquisition date of October 13, 2010 on the basis of the valuation model used to measure the fair value of the 50% interest in Sofora already held by Telecom Italia Group and taking into account a control premium.

Between August 5, 2010 and October 13, 2010, the fair value of the right to acquire the additional 8% stake in Sofora did not change significantly based on the valuation model illustrated and described below and considering variables such as foreign exchange rates and stock price movements.

2        Net financial position comprises cash less loans payable to banks and other lenders.

Telecom Italia S.p.A.
FOIA Confidential Treatment Request Pursuant to Rule 83 by Telecom Italia S.p.A.

The table below illustrates the valuation model used to value our relative economic interest in Telecom Argentina (“TEO”):

		millions of euros
Telecom Argentina's Equity Value (1)	a.	3,122.8
Nortel's Stake in Telecom Argentina (%)	b.	54.74%
Nortel's Net Asset Value (2)	c = (a.* b.)	1,709.4
Nortel's Net Financial Position	d.	65.3
Fair Value of Preferred A Shares in Nortel	e.	(232.0)
Nortel's Equity Value (3)	f. = c.+ d.+e.	1,542.7
Value of Preferred B Shares in Nortel	g.	(755.3)
(corresponding to 48.96% of Nortel's Equity Value)
100% of Sofora’s Enterprise Value (4)	h. = f. + g.	787.4
Sofora’s Net Financial Position	i.	(0.3)
100% of Sofora’s Equity Value	l. = h. + i.	787.1
TI stake in Sofora	j.	50.0%
Fair value of the 50% stake in Sofora (5)	l .* j.	393.5
TI increase in stake in Sofora	k.	8.0%
Fair value of the 8% stake in Sofora	l. * k.	63.0

In particular, the methodology used was as follows:

1.	determination of the equity value of TEO on the basis of its then market value (spot price on October 13, 2010 – source: Bloomberg) (fair value);

2.	determination of the net asset value (NAV) of Nortel on the basis of its economic interest, corresponding to its voting power, in TEO (equal to 54.74%);

3.	determination of the equity value of Nortel as the algebraic sum of:

•	100% of Nortel’s NAV (referring to point 2.);

less

•	the fair value attributable to Nortel’s Class A preferred shares (considered the equivalent of a debt instrument); and

•	the additional net financial position of Nortel3;

3	Net financial position comprises cash less loans payable to banks and other lenders.

Telecom Italia S.p.A.
FOIA Confidential Treatment Request Pursuant to Rule 83 by Telecom Italia S.p.A.

4.	determination of the value of Nortel ordinary shares (which represents 100% of the enterprise value of Sofora) as the algebraic sum of:

•	the equity value of Nortel (referring to point 3);

less

•
the value attributable to Nortel Class B preferred shares (which, together with Nortel’s ordinary shares, make up Nortel’s capital stock), based on the preferred shares’ economic interest. In this case such economic interest is equal to the dividend rights at the Nortel level, which corresponds to 48.96% of the equity value of Nortel;

5.
determination of the fair value of the 50% stake held by Telecom Italia Group in Sofora by applying such percentage to the calculation of Sofora’s equity value, which equity value was calculated as Sofora’s enterprise value (as determined in point 4) less Sofora’s net debt.

Based on the above calculation, the fair value of the stake held in Sofora prior to acquisition of control was equal to 393.5 million euros.

Based on the valuation model described above, the value of the additional 8% stake in Sofora was determined to be 63 million euros. The difference between this amount and the fair value of the right to acquire the 8% additional stake in Sofora of 130 million euros represented in part a control premium with the remaining difference being immaterial to the financial statements.

2.
Refer to the third and fourth paragraphs of page F-33 and provide us details of the new shareholders agreement including, but not limited to, the rights that Werthein group acquired to protect its investment. Explain to us the responsibilities conferred upon the Werthein group for verifying commitments undertaken at the behest of Argentine Antitrust authorities. Addressing paragraph 13 of IAS 27 tell us your consideration of whether or not such Werthein group rights and verification responsibilities affect Telecom Italia’s control over Sofora Telecomunicaciones S.A. and the Telecom Argentine group.

Response:

In accordance with the 2010 Amended and Restated Shareholders’ Agreement of August 5, 2010, as amended on October 13, 2010 and on March 9, 2011 (collectively the “Shareholders’ Agreement”), the Werthein  group and Telecom Italia S.p.A. (“TI”) and Telecom Italia International N.V. (“TII”) have the following rights.

The Shareholders’ Agreement provides the right for TI to nominate the absolute majority of the Board Members of all the companies of the Sofora group and in particular:

-	With respect to Sofora:

TI may nominate five out of the nine Board Members of Sofora, including the Chairman. The remaining four members will be nominated by the Werthein group. Decisions are to be made by the majority of directors present at each meeting. TI also has the right to nominate two out of three members of the Internal Auditors Committee (Comisión Fiscalizadora) of Sofora, while Werthein group has the right to nominate the remaining member who will qualify as Chairman of that Committee.

-	With respect to Nortel:

The Board of Directors of Nortel shall be composed of seven members, six of whom shall be nominated by Sofora and one by the Class A and Class B preferred shareholders of Nortel, as long as they had such rights in accordance with the terms and conditions of issuance of the preferred shares. TI may nominate four members of the Board Members of Nortel out of the six members nominated by Sofora,

Telecom Italia S.p.A.
FOIA Confidential Treatment Request Pursuant to Rule 83 by Telecom Italia S.p.A.

including the Chairman. The Werthein group may nominate the remaining two members. Decisions are to be made by the majority of directors present at each meeting. In case of a tie, the Chairman, nominated by TI, shall cast the deciding vote. TI also has the right to nominate two out of three members, including the Chairman, of the Internal Auditors Committee (Comisión Fiscalizadora) of Nortel, while Werthein group has the right to nominate the remaining member.

-	With respect to Telecom Argentina:

The Board of Directors shall consist of seven members, six of whom shall be nominated by Nortel and one by the minority shareholders of Telecom Argentina, should the minority shareholders have the right to nominate a representative on the Board of Directors of Telecom Argentina.  TI has the right to appoint four out of the six directors nominated by Nortel, including the Chairman, and the Werthein group has the right to nominate the remaining two. Decisions are to be made by the majority of directors present at each meeting. In case of a tie, the Chairman, nominated by TI, casts the deciding vote.  TI also has the right to nominate two out of three members, including the Chairman, of the Internal Auditors Committee (Comisión Fiscalizadora) of Telecom Argentina, while Werthein group has the right to nominate the remaining member.

Under the Shareholders’ Agreement, TI has the right to nominate the chairmen of Sofora, Nortel, Telecom Argentina and all the other companies of the Telecom Argentina group and the Chief Executive Officers of Telecom Argentina and Telecom Personal S.A. (“TP” or “Telecom Personal”, a 99.99% Telecom Argentina owned Argentine corporation, active in the provision of mobile telecommunications services), which shall be vested with full powers and authorities to run the business of the relevant companies reporting exclusively to the relevant Board of Directors.

The Shareholders’ Agreement also establishes a Steering Committee (Consejo de Dirección) for Telecom Argentina, composed of four members, of which two will be nominated by TI among the members nominated by TI in the Board of Directors of Telecom Argentina, and two by the Werthein group among the members nominated by Werthein group in the Board of Directors of Telecom Argentina. The Steering Committee will be in charge of resolving matters concerning Telecom Argentina’s business plan, annual budget and general employee compensation policy for Telecom Argentina. The Steering Committee will validly resolve upon any matter with the affirmative vote of the majority of its members. If a matter is not approved by the majority of the Steering Committee members, the Board of Directors will resolve upon such matter.  In addition, the functions of the Steering Committee of Telecom Argentina include also the submission to the Steering Committee of (i) the marketing plans of any business unit of Telecom Argentina and TP and bids to be presented in public tenders (licitaciones públicas), exceeding Argentine pesos 5 million, in order to acknowledge that such bids do not violate the Argentine Antitrust law; (ii) quarterly, the commercial offers to customers launched by Telecom Argentina and TP during the prior 3-month period, in order to assess if they comply with the Argentine Antitrust law; and (iii) the appointment of the officer of Telecom Argentina and TP responsible for Marketing and the officer responsible for the landline business unit (Telefonia Fija) of Telecom Argentina for its approval. Such officers shall be persons who, in the preceding 36 (thirty-six) months, did not serve as a board member or officer of any company established in Argentina which is directly or indirectly controlled by Telefónica S.A.

The Shareholders’ Agreement provides for the establishment of an Independent Regulatory Compliance Committee (Comité de Cumplimiento Regulatorio) for Telecom Argentina. The Independent Regulatory Compliance Committee is in charge of monitoring compliance with the commitments undertaken with the Argentine Antitrust Authority and shall remain in place so long as the situation that gave rise to the antitrust proceeding before such Argentine Antitrust Authority lasts. The Independent Regulatory Compliance Committee shall be composed of three (3) members to be selected among the members of

Telecom Italia S.p.A.
FOIA Confidential Treatment Request Pursuant to Rule 83 by Telecom Italia S.p.A.

Telecom Argentina’s and Telecom Personal’s Boards of Directors other than those members nominated by the Telecom Italia Group. Therefore, Werthein group is not vested with any specific responsibilities in this respect; however, at present, the majority of the members of the Independent Regulatory Compliance Committee is designated among the board members nominated by Werthein group. The resolutions of the Independent Regulatory Compliance Committee shall be taken by the affirmative vote of the majority of its members and shall be submitted to the Board of Directors of Telecom Argentina and Telecom Personal when deemed necessary, and at least, on a quarterly basis.

In particular, the Independent Regulatory Compliance Committee shall be vested, mainly, with the following powers and functions: (i) preparing quarterly and annual reports to Telecom Argentina’s and Telecom Personal’s Boards of Directors regarding compliance with the commitments; (ii) audit rights on the compliance with the commitments over Telecom Argentina and Telecom Personal; (iii) monitoring any and all information requested by TI pursuant to TI’s audit rights under the Shareholders’ Agreement; (iv) approval of any arrangement to be entered or amended at any time after establishing the Independent Regulatory Compliance Committee, between any of Telefónica S.A. and/or any of its affiliates, on one side, and any of Telecom Argentina and/or any of its subsidiaries, on the other side.

The Independent Regulatory Compliance Committee will carry out its functions with full independence and autonomy.

The Shareholders’ Agreement provides for meetings between the Telecom Italia Group and the Werthein group, which may be convened before any shareholders or Board of Directors meeting of Sofora, Nortel, Telecom Argentina or any of its subsidiaries, that will deliberate on matters (i) to be submitted to the shareholders meeting or (ii) connected with the preferred shareholders of Nortel. The rules of such parties’ prior meetings remain substantially unaltered with respect to the provisions of the shareholders’ agreement of Sofora entered into in 2003 between Telecom Italia Group and the Werthein group (“2003 Shareholders’ Agreement”) which has been superseded by the Shareholders’ Agreement. Two members appointed by TI and one member appointed by the Werthein group will attend the prior meetings and the decisions will be taken through the affirmative vote of the majority of its members.

The Werthein group will maintain, with respect to the companies of the Telecom Argentina group, certain veto rights upon matters, substantially similar to those provided for in the 2003 Shareholders’ Agreement, as follows:

(i)	the approval of any amendment to the by-laws, other than the amendments expressly set forth in the Shareholders’ Agreement;

(ii)	dividend policy;

(iii)	any capital increase or decrease, except for any capital increase or decrease connected with any possible debt restructuring;

(iv)	changing the location of the headquarter offices;

(v)	any acquisition of subsidiaries and/or creation of subsidiaries;

(vi)	the sale, transfer, assignment or any other disposition of all or substantially all of the assets or any of its subsidiaries;

(vii)	decisions relating to the establishment of joint ventures;

(viii)	constitution of any charges, liens, encumbrance, pledge or mortgage over assets, exceeding in the aggregate the amount of U.S.$20,000,000;

(ix)	any change of external auditors, to be chosen among auditors of international reputation;

Telecom Italia S.p.A.
FOIA Confidential Treatment Request Pursuant to Rule 83 by Telecom Italia S.p.A.

(x)
any related party transaction which is not on a arms’ length basis, exceeding the amount of U.S.$5,000,000 (five million), with the exception of (i) any correspondent relationships, traffic agreement and/or roaming agreements with any national and/or international telecommunications carriers/operators, including the establishment, expansion or amendment of such correspondent relationships with any new telecommunications carriers; and (ii) any transaction connected with debt restructuring;

(xi)
any extraordinary operation involving the Telecom Argentina group, exceeding the amount of U.S.$30,000,000 (thirty million), except for any operation connected with debt restructuring of Telecom Argentina group; and

(xii)
any change to the rules of the Consejo de Dirección, the Independent Regulatory Compliance Committee or the Comité de Auditoria; and the creation, change or dissolution of any committee of the Telecom Argentina group with similar functions.

Such veto rights shall be exercised by Werthein group at the parties’ prior meeting.

As a result of the acquisition of the additional shares in Sofora, the Telecom Italia Group through the chain of ownership of Sofora’s interest in Nortel and Nortel’s interest in Telecom Argentina, controls, directly or indirectly, more than 50% of the voting power in the aforementioned entities, including Telecom Argentina, which subsequently are fully consolidated with the Telecom Italia Group.  In addition, although the Werthein Group retains certain appointment and veto rights under the Shareholders’ Agreement, this circumstance does not affect Telecom Italia Group’s control of Sofora, Nortel and the Companies of the Telecom Argentina Group.  In fact pursuant to the Shareholders’ Agreement the Telecom Italia Group retains and exercises the power to:

1.	govern the financial and operating policies of each of the above entities;

2.	appoint or remove the majority of the members of the Board of Directors, which is the governing body, of each of the above companies,

3.
cast a majority of the votes in the meetings of the Board of Directors of each of the above companies, including tie breaking votes by the respective Chairman, who is appointed by the Telecom Italia Group, and

4.	nominate the Chairmen of Sofora, Nortel, Telecom Argentina and all the other companies of the Telecom Argentina group and the Chief Executive Officers of Telecom Argentina and TP.

3.	Tell us how these Werthein group rights and verification responsibilities affected your determination of the fair value of the Sofora acquisition in accordance with paragraphs 37 and 38 of IFRS 3.

Response:

The Werthein group rights and verification responsibilities did not impact our determination of the fair value of the Sofora acquisition; to this end, please also see our responses to the Staff’s comments 1 and 2.

4.
Further, we note the substantial difference in fair value attributed to Telecom Italia’s original 50% stake in the Sofora group and the amount or (fair value) attributed to the remaining 42% non-controlling interest as disclosed in the table on page F-33. Tell us how you determined the value of these two shareholder ownership tranches.

Response:

Telecom Italia S.p.A.
FOIA Confidential Treatment Request Pursuant to Rule 83 by Telecom Italia S.p.A.

Telecom Italia Group held, until October 13, 2010, 50% of Sofora’s share capital and consequently an economic interest, through the Argentine company Nortel Inversora S.A., of 13.97% (that is 50% x 51.04% x 54.74%) in Telecom Argentina.

The corporate structure was as follows:

On October 13, 2010, once the required Argentine government authorizations were obtained, Telecom Italia completed the purchase of the additional 8% stake in Sofora (increasing its stake from 50% to 58%), allowing Telecom Italia to control the entire chain of ownership; consequently, the Telecom Italia Group consolidates 100% of the Sofora group from the date of acquisition whereas the economic interest held by the Telecom Italia Group in Telecom Argentina is 16.2% (that is 58% x 51.04% x 54.74%). The remaining 83.8% economic interest in Telecom Argentina is held by non-controlling interests. This explains the substantial amount of fair value of the net assets attributed to the non-controlling interest in the Sofora group.

Therefore the amount or (fair value) disclosed in the table on page F-33 (2,003 million euros), corresponds to the remaining non-controlling interest in the Telecom Argentina group.

Note 27 – Contingent Liabilities, Other Information, Commitments and Guarantees

a)	Contingent Liabilities

Telecom Italia Sparkle …. Investigation by the Rome Public Prosecutor’s Office, page F-98

5.
Regarding the Rome Public Prosecutor’s Office investigation of persons associated with Telecom Italia Sparkle, unless it is remote that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please disclose an estimate of the financial effect of this litigation. If you are unable to quantify the financial effect, please explain to us the procedures you undertake to attempt to develop an estimate for disclosure, the specific factors that are causing the inability to estimate and when you expect those factors to be alleviated. Please include your proposed disclosures in your response.

Response:

Telecom Italia S.p.A.
FOIA Confidential Treatment Request Pursuant to Rule 83 by Telecom Italia S.p.A.

The company would like to supplement and clarify the disclosure in Note 27, pages F-98, F-99 and F-100, making it clear that, based on information available at the time that the financial statements were prepared, and in compliance with IFRS, Telecom Italia did not expect any additional significant financial effect in excess of the 72 million euros liabilities previously recognized in the consolidated financial statements. The company does not believe it is exposed to material loss in excess of the amount accrued.

As for the residual tax risk with respect to income taxes, as described on page F-99, Telecom Italia’s dispute with the Italian Revenue Agency arising from the audit carried out by the Finance Police is still pending. The dispute refers to the non-deductibility for corporate income tax purposes of the costs incurred for the purchase of telephone traffic which generated the VAT fraud. The Italian Revenue Agency has not yet issued a notice of assessment. In this case, it is deemed that there is a possible risk of a negative outcome.

In Note 27 to our 2010 consolidated financial statements included in the 2010 Form 20-F we included disclosure that the estimated total tax charge associated with the non-deductibility of the mentioned costs for Italian income tax purposes resulted in additional income tax of about 429 million euros plus fines and interest.

Based on our assessment and on opinions of independent experts, we concluded that the potential estimated tax charge associated with these events would be approximately 429 million euros, plus fines and interest.  However, as disclosed in Note 27, we consider the risk of losing such case as only possible, and not probable, and so no provision to cover the risk for income tax has been made.

In our future filings, we will update the information, where relevant.

Application for Indictment of Telecom Italia S.p.A. for an Administrative Offence pursuant to Legislative Decree 231/2001, page F-102

6.
Refer to the third paragraph of page F-102. For the one case where a positive outcome is unlikely, tell us your consideration of whether the company was exposed to material loss in excess of the amount accrued as of December 31, 2010, which you describe on page F- 102 as moderate.

Response:

Based on the information available at the time that the financial statements were prepared, the amount accrued was reasonable in relation to the claims for compensation stemming from the legal case in question.

Such assessment was based on an analysis of the status of the civil proceedings and the progress at the date of assessment. Nonetheless, such considerations are subject to change based on future events. However, the company does not believe it is exposed to material loss in excess of the amount accrued.

Regarding the use of the word “moderate”, this is an improper translation from the original text in Italian that mischaracterizes the level of the accrual and that went undetected prior to filing our Form 20-F. In future filings, the disclosure will read as follows:

“..With respect to one case, on the basis of available information and the status of the legal proceedings, a negative outcome is considered probable. As a result an immaterial amount has been accrued in the financial statements.”

Vodafone and others, pages F-102 and F-103

Telecom Italia S.p.A.
FOIA Confidential Treatment Request Pursuant to Rule 83 by Telecom Italia S.p.A.

7.
We note your disclosures regarding Vodafone, Eutelia and Voiceplus, Fastweb and Teleunit proceedings. Addressing paragraphs 14 through 26 of IAS 37, tell us in detail why you have not recognized a provision for these proceedings.

Response:

Disclosures identified in your request refer to proceedings mainly with other licensed telecommunications operators (“OLO”). As Telecom Italia is the incumbent in the Italian telecommunication market, such OLOs have historically been proactive in starting legal proceedings and claims against Telecom Italia.

Based on the analysis of the legal proceedings detailed below, except for Fastweb (Winback case and Impresa Semplice case), we have concluded that a provision should not be recognized as:

-
taking into account all the available evidence, as detailed below, including external legal counsel opinions and historical experience,  at the end of the reporting period it was not probable that a present obligation existed; and

-	the proceedings were still at a stage in which a reliable estimate of the amount of an obligation could not be made.

Based on our experience, the risk of a negative outcome for these litigations could not be considered remote and therefore we have disclosed them as contingent liabilities.

In disclosing the cases with Fastweb (Winback case and Impresa Semplice  case), we decided, as permitted by par. 92 of IAS 37, not to disclose the amount of the relevant provision, our assessment of the risk and the other information required by paragraph 86 of IAS 37 because we believed that this would prejudice seriously our position in these disputes.

The disclosure of the provision recorded by Telecom Italia would have permitted Fastweb to use this information in the legal proceedings, thus negatively impacting Telecom Italia’s position in such proceedings.

With reference to the individual proceedings please note the following:

•
Vodafone. Judgment on the Vodafone case, that began in 2006, is still pending. The parties have exchanged briefs but discovery has not commenced. Only the date for submission of the final pleadings has been set by the court, as requested in Telecom Italia’s preliminary motions of a procedural nature. These circumstances do not allow us to make an estimate of the possible outcome of the dispute. In addition, according to the Milan Court of Appeal case law, we expect the same Court may lack subject matter jurisdiction over antitrust cases in the telecommunications sector. Rather, since the subject matter of the dispute relates to EU directives and regulations, such disputes are under the jurisdiction of the Tribunal, the court of first instance and the equivalent of the lower courts in Italy (“Tribunal”).

Vodafone’s claim is for around 759 million euros. Due to the above circumstances, it was not practicable to determine an estimate of the financial effects, nor of the expected timing of out–flows, if any; therefore as permitted by par. 91 of IAS 37 we have not disclosed an estimate of the financial effect, and the other information required by IAS 37 par. 86 (b) because it was not practicable to do so.

•
Eutelia/Voiceplus. On June 30, 2009 Eutelia filed a summons in the Court of Appeal of Milan claiming that Telecom Italia should pay damages due to its unlawful actions in the Non- Geographic Number ("NNG") market. The parties have exchanged briefs but discovery has not commenced. Only the date for submission of the final pleadings has been set by the court, as requested in Telecom Italia’s motions of a procedural nature.

Telecom Italia S.p.A.
FOIA Confidential Treatment Request Pursuant to Rule 83 by Telecom Italia S.p.A.

These circumstances do not allow us to make an estimate of the possible outcome of the dispute. In addition, according to the Milan Court of Appeal case law, we expect the same Court may lack subject matter jurisdiction over antitrust cases in the telecommunications sector. Rather, since the subject matter of the dispute relates to EU directives and regulations, such disputes are under the jurisdiction of the Tribunal.

The plaintiffs’ claim is for around 730 million euros. Due to the above circumstances, it was not practicable to determine an estimate of the financial effects, nor of the expected timing of out–flows, if any; therefore as permitted by par. 91 of IAS 37 we have not disclosed an estimate of the financial effect, and the other information required by IAS 37 par. 86 (b) because it was not practicable to do so.

•
Teleunit. On October 29, 2009, Teleunit filed a summons with the Court of Appeal of Milan, claiming that Telecom Italia should pay damages suffered by Teleunit as a result of abuses committed by Telecom Italia in the NGN market. The first hearing was held on September 23, 2010. The parties have exchanged briefs but discovery has not commenced. Only the final date for submission of the final pleadings has been set by the court, as requested in Telecom Italia’s preliminary motions of a procedural nature. These circumstances do not allow us to make an estimate of the possible outcome of the dispute. In addition, according to the Milan Court of Appeal case law, we expect the same Court may lack subject matter jurisdiction over antitrust cases in the telecommunications sector. Rather, since the subject matter of the dispute relates to EU directives and regulations, such disputes are under the jurisdiction of the Tribunal.

The plaintiff’s claim is for around 362 million euros. Due to the above circumstances, it was not practicable to determine an estimate of the financial effects, nor of the expected timing of out–flows, if any; therefore as permitted by par. 91 of IAS 37 we have not disclosed an estimate of the financial effect, and the other information required by IAS 37 par. 86 (b) because it was not practicable to do so.

•	Fastweb

i.
Winback case and Impresa Semplice case.  Such disputes were settled in the month of September 2011 without material additional expenses as compared with those that had been accrued in the 2010 consolidated financial statements for such disputes, for which an adverse outcome was considered probable.

[**Sentence Redacted**]

ii.
LLU Arbitration. Fastweb gave notice of commencement of the arbitration proceeding in January 2011. The claim for damages is related to alleged breaches of contract, concerning Local Loop Unbundling. Discovery has not commenced yet. The plaintiff’s claim for around 146 million euros will be fully challenged by Telecom Italia. In addition Telecom Italia believes it has a sound legal basis for its counterclaim for around 100 million euros. Due to the above circumstances, it was not practicable to determine an estimate of the financial effects, nor of the expected timing of out–flows, if any; therefore as permitted by par. 91 of IAS 37 we have not disclosed an estimate of the financial effect, and the other information required by IAS 37 par. 86 (b) because it was not practicable to do so.

8.
In addition, tell us in detail how you considered the disclosure requirements of paragraph 86 of IAS 37. In your next periodic filing, please either disclose an estimate or if you are unable to quantify the financial effect, please explain to us the procedures you undertake to attempt to develop an estimate

Telecom Italia S.p.A.
FOIA Confidential Treatment Request Pursuant to Rule 83 by Telecom Italia S.p.A.

for disclosure, the specific factors that are causing the inability to estimate and when you expect those factors to be alleviated. Please include your proposed disclosures in your response.

Response:

Proceedings with OLOs are subject to detailed analyses, with the involvement of internal and external legal counsel who assist the company in the course of the proceedings and in the preparation of our financial statements. In accordance with Telecom Italia’s internal procedures, reports are prepared by legal counsel on a quarterly basis in order to provide all the necessary information for the preparation of the financial statements and their notes; such reports provide a case by case assessment of the risk of a negative outcome (remote, possible, probable) and an estimated loss, if it is feasible and can be determined reliably. As discussed in detail for the cases described above, the disclosure in the financial statements was prepared in accordance with such procedure.

In relation to specific factors which caused the inability to determine an estimated loss, in the case of OLOs these are consistent with the factors described in our response to Question 7 as explained in detail in the cases reported therein. These matters are inherent to the nature of these proceedings and therefore we do not expect them to be alleviated in the short term. However, as soon as further elements become available, we will update   our disclosure and risk assessment in accordance with the aforementioned procedure and IAS 37 requirements.

In our future filings we will continue to apply our internal procedures and report contingent liabilities in accordance with IAS 37. We will supplement our disclosure as follows:

•
where any of the information required by par. 86 and 89 is not disclosed because it is not practicable to do so, we will clearly state such, as reported for the cases Vodafone, Eutelia/Voiceplus and Teleunit. For those cases we will use the following wording: “However, based on the information available to the Company, including the current status of the cases and the lack of discovery, it was not practicable to achieve an estimate of the financial effects, nor of the expected timing of out–flows, if any, as of the balance sheet date; therefore as permitted by par. 91 of IAS 37 we have not disclosed an estimate of the financial effect, and the other information required by IAS 37 par. 86 (b) because it was not practicable to do so.”

•
where disclosure of the information required by paragraphs 84-89 is expected to prejudice seriously the position of Telecom Italia or its subsidiaries in disputes with other OLOs, we will continue to disclose the general nature of the dispute and the fact that, and reason why, the information has not been disclosed.

General

9.
We note the information set forth in your Form 20-F regarding your ownership interest in Cuba’s ETECSA. We also note the information in your letters to us dated May 10, 2006 and June 7, 2006 regarding your ownership interest in ETECSA and your roaming agreements with companies in Cuba, Iran, Sudan and Syria. We note information on your business unit Olivetti’s website identifying locations in Iran which sell its office products and software, and we note from a 2010 Half Yearly Financial Report included in your Form 6-K filed October 12, 2010 that Iran is part of Olivetti’s Middle Eastern market. Finally, we are aware of news articles indicating that you are part of a consortium that owns the SEA-ME-WE-4 submarine cable which services Sudan and that SyriaTel buys some internet transit from you.

As you know, Cuba, Iran, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please tell us

Telecom Italia S.p.A.
FOIA Confidential Treatment Request Pursuant to Rule 83 by Telecom Italia S.p.A.

about contacts with these countries since your prior letters, whether through affiliates, subsidiaries, resellers or other direct or indirect arrangements. For instance, we are aware of news articles indicating that Jacky’s Distribution FZCO is an Olivetti distributor and that it has contacts with Iran; and that in 2009 you launched “Intelligent Antennas” with Nokia Siemens Networks which, according to its website, has locations in Iran, Syria and Sudan. Please tell us whether these companies sell or distribute your products or services in Iran, Syria or Sudan. Your response should describe any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Syria or Sudan, or entities controlled by these governments.

Response:

Cuba

As disclosed in our subsequent event footnote 47 to our 2010 consolidated financial statements included in the 2010 Form 20-F, our wholly owned subsidiary Telecom Italia International N.V., on January 31, 2011 sold its entire 27% stake in ETECSA.

Although we have sold our stake in ETECSA, the Telecom Italia Group continues to have in place with Cuba normal course of business arrangements for roaming and international telecommunications services.

Activities relating to Iran, Sudan and Syria (collectively the “Designated Countries”)

The only activities we have that, to our knowledge, relate in any way to the Designated Countries are:

(i)	roaming agreements with local mobile phone operators:

-	Taliya, KFZO – TKC (formerly Payam Kish), Irancell (MTN) and Mobile Company of Iran (MCI) (formerly TCI), in Iran;

-	ZAIN SD (formerly MobiTel) and Areeba (formerly MTN), in Sudan;

-	MTN Syria (formerly Areeba and Spacetel Syria) and Syriatel Mobile Telecom SA, in Syria;

(ii)
commercial relationship for the delivery of traffic from such countries to our networks and from our networks to such countries including in connection with our roaming agreements. To this end, our subsidiary Telecom Italia Sparkle S.p.A. (“TI Sparkle”) – directly and through its subsidiaries – entered into agreements with Sudan Telecommunication Company LTD, Kanar Telecommunication Company LTD and Sudanese Mobile Telephone (ZAIN) Company LTD in Sudan; Syrian Telecom Establishment (STE) in Syria; Telecommunication Infrastructure Company (TIC) in Iran. In addition TI Sparkle has agency agreements in place with the Swiss company Sopleco SA for the promotion of voice services towards the aforementioned Sudanese operators; with Cypress Corporation DFZCO (a company incorporated in the “free zone” of the Dubai airport) for the promotion of voice services towards Syrian Telecom Establishment (STE), and with Santiago Enterprise HK Limited for the promotion of voice and data services towards TIC Iran. TI Sparkle provides TIC Iran international access to the Internet (Se@bone) as well;

(iii)	commercial sale and distribution agreements of office products.

Roaming agreements

We operate the largest mobile network in Italy.  We also have a large mobile operation in Brazil and Argentina, through our local subsidiaries Tim Partecipacoes SA and Telecom Personal SA. It is pursuant to roaming agreements that a mobile subscriber is able to use his or her mobile phone on a network different

Telecom Italia S.p.A.
FOIA Confidential Treatment Request Pursuant to Rule 83 by Telecom Italia S.p.A.

from such mobile subscriber’s home network.  The following is the definition of roaming that we provided in the glossary on page 72 of the 2010 Form 20-F:

Roaming:    A function that enables wireless subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when wireless is used in a foreign country (included in GSM network).

Like all major mobile networks, in response to the competition and customers’ demands, Telecom Italia, Tim Partecipacoes SA and Telecom Personal have entered into roaming agreements with many foreign mobile networks, so as to allow their customers to make and receive calls abroad.

Roaming agreements are, including those relating to the Designated Countries, on standard terms and conditions. In fact, entering into roaming agreements is an activity carried out in the ordinary course of business by a mobile network operator.

Roaming agreements are, generally, reciprocal.  Pursuant to a roaming agreement our mobile customers may, when in a foreign country covered by the network (the “Foreign Network”) of an operator with which we have a roaming agreement, make and receive calls on their mobile using such operator’s network.  Likewise, when a customer of such Foreign Network is in Italy (or Brazil or Argentina), such customer may make and receive calls using our networks or the networks of other mobile operators in Italy (or Brazil or Argentina) if this foreign Network has International Roaming Agreement with other Italian (or Brazilian or Argentine) Operators.

The calls made and received by our customers who use the services of the Foreign Network are billed by the Foreign Network to us at the roaming rate agreed upon in the applicable roaming agreement.  Then, we will bill our end customers according to the specific tariff plan of the subscription they have signed with us.  Likewise, we bill the Foreign Network at the roaming rate agreed upon in the applicable roaming agreement. The Foreign Network will bill its clients for the calls made and received using our networks according to their specific offer to their customer base.  Roaming contracts do not, generally, contemplate other fees or disbursements.

In 2010 our total traffic revenues from roaming agreements with networks of the Designated Countries were approximately 0.6 million euros (0.4 million euros in 2009 and 0.4 million euros in 2008), and in the first half of 2011, were 0.2 million euros.

In 2010 our total charges from roaming agreements with networks of the Designated Countries were approximately 0.8 million euros (0.7 million euros in 2009 and 0.6 million euros in 2008), and in the first half of 2011, were 0.3 million euros.

As of December 31, 2010 our total receivables from roaming agreements with networks of the Designated Countries were approximately 0.8 million euros (0.5 million euros as of December 31, 2009 and 0.4 million euros as of December 31, 2008), and as of June 30, 2011, were 1.0 million euros.

As of December 31, 2010 our total payables from roaming agreements with networks of the Designated Countries were approximately 1.1 million euros (0.6 million euros as of December 31, 2009 and 0.4 million euros as of December 31, 2008), and as of June 30, 2011, were 1.3 million euros.

Such amounts of revenues, charges, receivables and payables are deminimis with respect to our consolidated revenues, operating expenses, receivables and payables, respectively.

Revenues from traffic to and from the Designated Countries

As a rule in the modern telecommunication business, when traffic from a specific network is placed to or transported through a network of ours, we receive a fee from the incoming network. Likewise, when traffic

Telecom Italia S.p.A.
FOIA Confidential Treatment Request Pursuant to Rule 83 by Telecom Italia S.p.A.

coming from a network of ours is placed to or transported through another network, we owe a fee to such network.

In 2010 our total revenues from traffic from networks located in the Designated Countries to our networks were approximately 6.8 million euros (8.3 million euros in 2009 and 3.9 million euros in 2008), and in the first half of 2011, were 2.9 million euros.

In 2010 our total charges from traffic to networks in the Designated Countries from our networks were approximately 9.8 million euros (8.4 million euros in 2009 and 5.7 million euros in 2008), and in the first half of 2011, were 4.4 million euros.

As of December 31, 2010 our total receivables from traffic from networks located in the Designated Countries to our networks were approximately 7.4 million euros (10.5 million euros as of December 31, 2009 and 6.3 million euros as of December 31, 2008), and as of June 30, 2011, were 8.9 million euros.

As of December 31, 2010 our total payables from traffic to networks in the Designated Countries from our networks were approximately 5.6 million euros (9.7 million euros as of December 31, 2009 and 4.7 million euros as of December 31, 2008), and as of June 30, 2011, were 7.1 million euros.

Such amounts of revenues, charges, receivables and payables are deminimis with respect to our consolidated revenues, operating expenses, receivables and payables, respectively.

Commercial sale and distribution agreements of office products

The Olivetti group mainly operates in the office products and services for Information Technology sectors.

The offering in the Designated Countries comprises (or comprised: see below) only copying systems, specialized printers for bank tellers and related supply materials and spare parts.

In detail:

•
Commercial relations with the two Iranian distributors mentioned on the Olivetti website (Saba Farzanegan Jam Co. 6, Semnan St., Enghelab Ave., Tehran; and Iran Office Machine Center, No. 1174/1, Vali Asr Ave. 14347, Tehran) have been terminated. The last shipment of copy machines to Saba Farzanegan Jam Co. was made mid 2010. The website had not been updated to reflect the current status.

•
Olivetti had agreements in place with Jacky's Distribution FZCO (previously Oligulf) up to December 31, 2009 (last order placed in November 2009 and processed by Olivetti in January 2010). In any case the distribution agreement did not include Iran as their sales territory.

•	Sales in Syria are made through distribution agreements with Hyper Technology (Suite 100, Talli and Ashour Bldg., Malek El Adel St., Mazraah, Damascus, Syria).

•	Sales in Sudan are made through distribution agreements with Sudanese Investment & Projects – SIPCO Company LTD (St. 59 King Abdel Aziz Str., New Extens 44390 Amarat Po.Box, Khartoum 11111 Sudan).

In 2010 our total revenues from commercial sale and distribution agreements in the Designated Countries were approximately 30 thousand euros (154  thousand euros in 2009 and 158 thousand euros in 2008), and in the first half of 2011, were 23 thousand euros.

* * *

Telecom Italia S.p.A.
FOIA Confidential Treatment Request Pursuant to Rule 83 by Telecom Italia S.p.A.

Furthermore, please note as follows:

•
SEA-ME-WE 4. TI Sparkle, as a party of a consortium, owns approximately a 6% stake in the South East Asia–Middle East–Western Europe 4 (SEA-ME-WE 4) submarine communications cable system, which started operating in November 2005 and is designed to connect Europe with the Far East. The co-owners of the system (which entered into a Construction & Maintenance Agreement in March 2004) are 16 telecommunication operators based in Italy, France, Algeria, Tunisia, Egypt, Saudi Arabia, United Emirates of Arabia, Pakistan, India, Sri Lanka, Thailand, Malaysia and Singapore. Each of them independently manages the transmission capacity of the system corresponding to its stake in the consortium.

TI Sparkle in part uses its transmission capacity to carry out directly its voice services and in part transfers it to other operators through annual lease or IRU agreements. In this capacity, TI Sparkle has no commercial relationships with Syriatel and/or Sudanese operators.

•
“Intelligent Antennas”. Through the Telecom Italia Lab Innovation Centre, Telecom Italia and Nokia Siemens Networks (“NSN”) developed and manufactured in 2009 prototypes of the first intelligent mobile network antennas capable of enhancing High Speed Packet Access (HSPA) technology performance. The co-developed prototype antennas, including a Telecom Italia developed beam forming software were used for a trial in Bologna (Italy) in 2009 but were not subsequently used for commercial deployments, either in Telecom Italia’s network or elsewhere.

Under the research project agreement, NSN had an option to get a license under some patents in the field of active antennas, that are owned or co-owned by Telecom Italia. So far NSN has not requested or obtained such a license.

Telecom Italia is now engaged in a new trial and evaluation agreement with NSN (started October 2011 expected to last until March 2012). Under the new agreement Telecom Italia will be testing new - NSN developed - intelligent antenna systems for mobile telephone networks, that are different from those that were co-developed under the previous research project agreement and do not include Telecom Italia technology. Also the new joint trial and evaluation activities will be conducted in Italy, both in Telecom Italia Labs and in the field.

No agreement or contact is in place on active antennas between Telecom Italia and the government of Iran, Syria and Sudan or with entities controlled by those governments.

10.
Please discuss the materiality of your contacts with Iran, Syria and Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. - designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

Response:

Telecom Italia S.p.A.
FOIA Confidential Treatment Request Pursuant to Rule 83 by Telecom Italia S.p.A.

As to materiality in quantitative terms, please see revenues, expenses, receivables and payables expressed in euro amounts relating to the contracts and arrangements described in the answer to question 9.

We are aware of, and sensitive to, the sentiments which are expressed in certain legislation which has been adopted by some State legislatures in which State pension funds and other managers of State invested money are required to report on companies in which they have investments which companies do business with countries identified as state sponsors of terrorism.  However, we do believe, although recognizing the sentiment expressed through these statutes, that our normal course of business activities in the Designated Countries is not material with respect to such State statutes. With specific reference to the Group’s core business, our current activities relating to the Designated Countries indeed fall within the scope of the normal course of business of a telecommunication operator, which legitimately receives revenues from, and makes payments to, other network operators from telecommunications traffic (both fixed line and mobile) with countries throughout the world, including the Designated Countries. Given the nature of these activities, and the quantitative non materiality of the same with respect to our consolidated figures in 2010, we continue to believe that, in qualitative terms, such activities with the Designated Countries would not be material to a reasonable investor in making an investment decision about our shares.

*******

Telecom Italia S.p.A.
FOIA Confidential Treatment Request Pursuant to Rule 83 by Telecom Italia S.p.A.

Telecom Italia acknowledges that:

-	Telecom Italia is responsible for the adequacy and accuracy of the disclosure in the filings;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

-	Telecom Italia may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters and are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Rome at 011-39-0636883188; or fax 011-39-0636882171 or our counsel, Jeffrey M. Oakes (tel: 011-44-20-7418-1386, fax: 011-44-20-7710-4886). Any further questions or comments should be sent directly to the undersigned or Mr. Oakes.

Very truly yours,

/s/Andrea Mangoni
Andrea Mangoni
Chief Financial Officer

cc:	Antonino Cusimano Telecom Italia S.p.A. Jeffrey M. Oakes Davis Polk & Wardwell LLP Scott Cunningham PricewaterhouseCoopers S.p.A.